EX-4ssss

                                                                            JACKSON
                                                  NATIONAL LIFE INSURANCE COMPANY
                               OF NEW YORK
                                                          A Stock Company

FINAL

[2900 Westchester Avenue
Purchase, New York 10577]

4% CONTRACT ENHANCEMENT ENDORSEMENT

This endorsement is made a part of the Contract to which it is attached and is effective on the Issue Date. To the extent any provisions contained in this endorsement are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this endorsement will control. The benefits described in this endorsement will cease upon termination of the Contract. The Contract Enhancement may only be elected prior to the Issue Date.

PLEASE NOTE: ELECTION OF THE 4% CONTRACT ENHANCEMENT ENDORSEMENT WILL PROHIBIT ALLOCATION OR TRANSFER OF ANY PREMIUM TO THE 3, 5, OR 7-YEAR FIXED ACCOUNT OPTION DURING THE FIRST EIGHT CONTRACT YEARS.

The Contract is amended as follows:

1)	The CONTRACT DATA PAGE is amended by the addition of the following:

"Contract Enhancement Charge. On an annual basis, this charge equals 0.56% of the daily net asset value of the Investment Divisions and is assessed for the first seven Contract Years. This charge will also be assessed by the Company for the first seven Contract Years against the Fixed Account Option(s), resulting in an annual Current Interest Rate of 0.56% less than the annual Current Interest Rate that would apply to the same Fixed Account Option(s) if the Contract Enhancement had not been elected. However, in no event will the Current Interest Rate credited to any Fixed Account Option(s) be less than the Fixed Account Minimum Interest Rate stated in Your Contract.

Contract Enhancement Percentage.

Contract Year Premium is Received	Contract Enhancement Percentage
1 & 2	4.00%
3	3.00%
4 & 5	2.50%
6 & 7	1.25%
8+	0%

7569NY

Recapture Charge Percentage.

	Contract Year Premium is Received
Completed Years Since Receipt of Premium	1	2	3	4	5	6	7
0	3.00%	3.00%	2.50%	2.50%	2.50%	1.25%	1.25%
1	3.00%	2.50%	2.50%	2.50%	1.25%	1.25%	0%
2	2.50%	2.50%	2.50%	1.25%	1.25%	0%	0%
3	2.50%	2.50%	1.25%	1.25%	0%	0%	0%
4	2.50%	1.25%	1.25%	0%	0%	0%	0%
5	1.25%	1.25%	0%	0%	0%	0%	0%
6	1.25%	0%	0%	0%	0%	0%	0%
7+	0%	0%	0%	0%	0%	0%	0%"

2)	The following is added to the DEFINITIONS contained in the Contract:

"CONTRACT ENHANCEMENT. The Company will add a credit to the Separate Account Contract Value and/or the Fixed Account Contract Value for each Premium received during the first seven Contract Years. The Contract Enhancement is equal to the Contract Enhancement percentage, as set forth on the Contract Data Page, multiplied by the Premium. The Contract Enhancement will be allocated to the Investment Divisions and/or the 1-Year Fixed Account Option in the same proportion as the Corresponding Premium. The Contract Enhancement is not credited to Premium received after the seventh Contract Year.

CORRESPONDING PREMIUM. Premium allocated to the Investment Divisions and/or the 1-Year Fixed Account Option during the first seven Contract Years that has received a Contract Enhancement.

RECAPTURE CHARGE. The charge assessed against certain withdrawals from the Contract Value whenever a withdrawal of the Premium allocated to the Contract Value that has received a Contract Enhancement is made or upon the exercise of the Right to Examine period."

3)	The GENERAL PROVISIONS of the Contract is amended by the addition of the following provision:

"CONTRACT ENHANCEMENT. The Company will credit a percentage of Premium for each Premium payment received during the first seven Contract Years in exchange for the deduction of the Contract Enhancement Charge as set forth on the Contract Data Page. The Contract Enhancement Charge is deducted daily from the Investment Divisions as part of the Accumulation Unit Value calculation and lowers the Current Interest Rate credited on Your Fixed Account Options. Thus, the Contract Enhancement Charge affects Your Contract Value, which includes all Premium payments made to the Contract, the Contract Enhancement and the earnings, if any, on such amounts for the first seven Contract Years. The Company will take back (recapture) the Contract Enhancement in accordance with the Recapture Charge schedule on the Contract Data Page whenever a withdrawal of the Corresponding Premium is made, subject to the Recapture Charge provisions.

7569NY                                                                    2

Your Contract Value will reflect any gains or losses attributable to a Contract Enhancement. Contract Enhancements, and any gains or losses attributable to a Contract Enhancement, will be considered earnings under the Contract."

4)	The WITHDRAWAL PROVISIONS of the Contract are amended by deleting and replacing the second paragraph of the WITHDRAWAL CHARGE section with the following:

"The Withdrawal Charge and Recapture Charge will be deducted from the remaining Contract Value such that the actual reduction in Contract Value as a result of the withdrawal may be greater than the withdrawal amount requested and paid. For purposes of determining the Withdrawal Charge and Recapture Charge, withdrawals will be allocated first to earnings, if any (which may be withdrawn free of Withdrawal Charge and Recapture Charge), and then to Remaining Premium on a first-in, first-out basis so that all withdrawals are allocated to Remaining Premium to which the lowest (if any) Withdrawal Charges and Recapture Charges apply. The Withdrawal Charge and Recapture Charge are based on the portion of the Remaining Premiums withdrawn."

5)	The WITHDRAWAL PROVISIONS are amended by the addition of the following section:

"RECAPTURE CHARGE. The Contract Enhancement will be recaptured in accordance with the Recapture Charge schedule set forth on the Contract Data Page whenever a withdrawal of the Corresponding Premium is made or upon the exercise of the Right to Examine period. The Recapture Charge is equal to the Recapture Charge percentage applied to the portion of Corresponding Premium withdrawn. The Recapture Charge will be taken from the Investment Divisions and the Fixed Account Options in the same proportion as the Withdrawal Charge. The Recapture Charge will be waived upon payment under the Death Benefit Provisions of the Contract and waived in the same manner as the Withdrawal Charge in the following sections of the Contract: (a) Additional Free Withdrawal, and (b) Waiver of Withdrawal Charge for Extended Care. The Company will waive the Recapture Charge on any withdrawal necessary to satisfy the minimum distribution requirements of the Internal Revenue Code. If You request an amount greater than the required minimum distribution for this Contract, the entire withdrawal will be subject to any applicable Recapture Charge. The Recapture Charge percentage in combination with the Withdrawal Charge percentage will never be higher than allowed by state law."

7569NY                                                                    3